Mail Stop 4561

July 14, 2006

VIA USMAIL and FAX (858) 546-0695

Ms. Claire Long
Chief Financial Officer
Websidestory, Inc.
10182 Telesis Court, 6th Floor
San Diege, California 92121

      Re: Websidestory, Inc.
             Form 10-K for the year ended 12/31/2005
             Filed on 3/16/2006
             File No. 000-31613

Dear Ms. Claire Long:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Jorge Bonilla
                Senior Staff Accountant